GS Financial Corp.

PRESERVING THE
GREATNESS OF AMERICA
BY FUNDING THE
AMERICAN DREAM...

2001 ANNUAL REPORT

we build a better mortgage.

FEBRUARY 1, 2002

TO OUR STOCKHOLDERS

☆ *It was* a year to remember! The tragedy of September 11 riveted the world with devastating scenes witnessed on television.

The repercussions exacerbated the already slowing economy. The shocking disbelief ☆ and incomprehension that we could be violated by such a savage act of terrorism was numbing as the video and commentary flowed from the New York area. Other events were as surprising: interest rates at levels not seen since the early 1960's; a tax cut; a budget surplus that may return to a deficit. We saw the coming together of our nation in an unprecedented exhibition of patriotism and charity.

☆ We have all reexamined our priorities of faith, family and friends. What the long term consequences will be legislatively and commercially will be an evolving tapestry woven by a new awareness.

Your company, established with the stock offering in 1997, is still evolving with continued awareness, in our quest for a more efficient and profitable savings and loan. Our basics have not changed from our founding over 60 years ago; our vision of increasing opportunities and our attainment of ever higher goals for success remain a focus of our future. ☆

With the decision to become a stock owned company in 1997, I expressed to family, friends and investors that five years would be required to transform an 84 million dollar mutual savings and loan into an entity that deserved investor confidence. We have attained a level of earnings based on solid assets, and an offering of consumer products that illustrates we are a viable competitor for our community's needs. We have nurtured an atmosphere of congenial customer service that is a breath of fresh air in a time when customer service is being ☆ sacrificed, and have done so profitably.

We pledge to you, our shareholders, that the successes experienced over the last five years will not be squandered. We will continue to strive for the vision instilled in us by our predecessors and founders. We will lead by example, and succeed in our endeavors to build a better mortgage, a better deposit account, and a better future for your company. ☆

President and Chairman of the Board

GS Financial Corp. Information

THE COMPANY

GS Financial Corp. (the "Company") is a thrift holding company which was organized and incorporated under the laws of the State of Louisiana on December 24, 1996. The Company's primary business is conducted through its wholly-owned subsidiary, Guaranty Savings & Homestead Association, at its five locations in the metropolitan New Orleans area.

MARKET INFORMATION

GS Financial Corp.'s common stock trades on The Nasdaq Stock Market under the symbol GSLA. The Company's stock traded in the range shown below. At December 31, 2001, the closing price was $14.94 per share and there were approximately 800 shareholders of record.

NOTICE OF ANNUAL MEETING

The Annual Meeting of Shareholders of GS Financial Corp. will be held at the offices of Guaranty Savings & Homestead Association, 3798 Veterans Blvd., Metairie, Louisiana on Tuesday, April 23, 2002 at 10:00 a.m. CST.

SHAREHOLDER SERVICES

Shareholders desiring to change the name, address or ownership of stock, to report lost certificates, or to consolidate accounts should contact our transfer agent:

Registrar and Transfer
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948

2001

QUARTER ENDING	HIGH	LOW	CASH DIVIDEND
March 31, 2001	$15.000	$14.563	$ .09
June 30, 2001	15.500	14.600	.09
September 30, 2001	15.500	15.000	.09
December 31, 2001	15.500	14.190	.09

2000

QUARTER ENDING	HIGH	LOW	CASH DIVIDEND
March 31, 2000	$12.250	$10.063	$ .09
June 30, 2000	12.875	11.000	.09
September 30, 2000	13.250	12.125	.09
December 31, 2000	14.938	12.875	.09

INVESTOR RELATIONS

Shareholders and others seeking financial information or copies of the Company's publicly available financial information should contact:

Amy Mashburn,
Compliance Officer or,
Glenn Bartels, Controller
GS Financial Corp.
3798 Veterans Blvd.
Metairie, LA 70002
(504) 457-6220

SELECTED CONSOLIDATED FINANCIAL DATA
December 1997-2001

The following selected consolidated financial and other data of the Company does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed financial information, including the Consolidated Financial Statements of the Company and Notes thereto, contained elsewhere herein.

(Dollars in Thousands, except per share data)	2001	2000	1999	1998	1997
SELECTED FINANCIAL CONDITION:					
Total Assets	$188,494	$153,500	$157,982	$157,534	$131,396
Cash and Cash Equivalents	8,638	3,403	2,504	1,810	2,612
Loans Receivable, Net	81,611	74,480	70,066	63,895	53,588
Investment Securities	35,820	11,000	10,483	20,877	27,974
Mortgage-Backed Securities	885	4,115	16,275	23,209	42,721
Collateralized Mortgage Obligations	52,087	53,745	52,080	41,726	-
Deposit Accounts	71,169	58,879	59,216	61,105	56,822
Borrowings	79,265	54,191	53,988	45,381	16,157
Equity	35,408	37,795	43,548	48,509	56,047
SELECTED OPERATING DATA:					
Interest Income	13,100	11,262	10,658	9,585	8,347
Interest Expense	7,825	5,875	5,221	4,087	3,014
Net Interest Income	5,275	5,387	5,437	5,498	5,333
Provision for Loan Losses	25	7	6	53	28
Net Interest Income After Provision for Loan Losses	5,250	5,380	5,431	5,445	5,305
Non-Interest Income	634	(135)	(5)	233	73
Non-Interest Expense	(3,678)	(3,384)	(3,301)	(3,453)	(2,708)
Net Income Before Taxes and Extraordinary Item	2,206	1,861	2,125	2,225	2,670
Income Tax Expense	589	666	750	870	1,000
Net Income	1,617	1,195	1,375	1,355	1,670
Net Income Per Share - Basic	$ 1.04	$ 0.60	$ 0.58	$ 0.49	$ 0.53
Net Income Per Share - Diluted	$ 1.04	$ 0.60	$ 0.58	$ 0.49	$ 0.53
Dividends Declared Per Share	$ .36	$ 0.36	$ 0.34	$ 0.28	$ 0.14
OTHER DATA:					
Profitability					
Average Yield on Interest-Earning Assets	7.12	7.42	7.09	7.16	7.21
Average Rate on Interest-Bearing Liabilities	5.22	5.24	4.85	4.76	4.60
Average Interest Rate Spread	1.90	2.18	2.24	2.40	2.61
Net Interest Margin	2.87	3.55	3.62	4.11	4.60
Interest-Earning Assets as a % of Interest-Bearing Liabilities	122.80	135.40	139.62	156.04	176.66
Net Interest Income After Provision for Loan Loss as a % of Non-Interest Expense	142.72	159.00	164.51	157.68	195.90
Non-Interest Expense as a % of Average Assets	1.97	2.21	2.12	2.47	2.23
Return on Average Assets	0.86	0.78	0.88	0.97	1.38
Return on Average Equity	4.43	2.97	3.16	2.62	3.19

SELECTED CONSOLIDATED FINANCIAL DATA
December 1997-2001
(Continued)

	2001	2000	1999	1998	1997
CAPITAL RATIOS					
Average Equity as a % of Total Assets	19.49	26.18	27.92	37.03	40.76
Tangible Capital Ratio (Association alone)	14.40	16.22	17.68	27.62	32.61
Core Capital Ratio (Association alone)	14.40	16.22	17.68	27.62	32.61
Risk-Based Capital Ratio (Association alone)	28.71	39.54	49.15	72.60	79.41
ASSET QUALITY RATIOS:					
Non Performing Loans as a % of Total Loans	0.30	0.58	0.14	0.42	0.31
Non Performing Assets as a % of Total Assets	0.13	0.28	0.06	0.17	0.13
Allowance for Loan Losses as a % of Total Loans Receivable	0.53	0.56	0.60	0.72	0.77
Allowance for Loan Losses as a % of Non Performing Loans	174.80	96.69	422.97	174.01	247.49

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of GS Financial Corp. (the "Company") and its subsidiary, Guaranty Savings and Homestead Association, for the years ended December 31, 1997 through 2001 is designed to assist readers in their understanding of the Company. This review should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

FORWARD-LOOKING STATEMENTS

Rider 41A

In addition to historical information, this Annual Report includes certain "forward-looking statements" based on current management expectations. The Company's actual results could differ materially, as defined in the Securities Act of 1933 and the Securities Exchange Act of 1934, from those management expectations. Such forward-looking statements include statements regarding our intentions, beliefs or current expectations as well as the assumptions on which such statements are based. Stockholders and potential stockholders are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the Company's loan and investment portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and fees.

The Company undertakes no obligation to update or revise any forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

COMPARISON OF FINANCIAL CONDITION

ASSETS

GENERAL

The Company's balance sheet was affected by the eleven rate cuts enacted by the Federal Reserve. Early in 2001, the Company grew its total assets through both retail and wholesale funding. Investments were made in both Federal Home Loan Mortgage Corporation (FHLMC) preferred stock and collateralized mortgage obligations. Shortly thereafter, rapidly falling interest rates greatly accelerated prepayment speeds of many of the Company's loans and collateralized mortgage obligations. This caused an influx of cash, which was mainly invested in short-term mutual funds. The falling interest rates helped the Company attract many new demand deposit accounts, which was one of its goals of 2001 The Company's other retail deposits, passbook savings and certificates of deposits, also grew in 2001. Total assets of the company increased $35 million or 23%, to $188.5 million at December 31, 2001, compared to $153.5 million at December 31, 2000. While prepayments of loans were high in 2001, the Company's investment in loans grew, largely in the area of non-residential mortgage loans. This was commensurate with the launching of the Company's commercial lending program, which originated approximately $7 million in commercial loans and mortgages during 2001.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents, consisting of interest and non-interest bearing deposits and Federal Funds Sold, increased $5.2 million, or 153%, from $3.4 million at December 31, 2000, to $8.6 million at December 31, 2001. Cash and cash equivalents are utilized in the daily operations of the Company. The Company maintains cash and cash equivalents sufficient to meet the daily operational needs of the Association including, but not limited to, operating expenses, loan funding, deposit withdrawals and investment purchases. The Company also maintains sufficient balances at the Federal Home Loan Bank (FHLB) Dallas to service its monthly obligations to that institution. Yields at the FHLB Dallas are comparable to the overnight rate of Federal Funds Sold.

LOANS RECEIVABLE, NET

Loans receivable, net, increased by $7.1 million, or 10%, from $74.5 million at December 31, 2000, to $81.6 million at December 31, 2001. The largest changes in the loan portfolio came in three areas. Mortgage loans on one-to-four single family dwellings decreased $1.3 million from $71.1 million at December 31, 2000, to $69.8 million at December 31, 2001. Mortgages on commercial real estate increased $2.4 million to $3.4 million at December 31, 2001. Other mortgage loans, made up primarily of loans on multi-family dwellings, increased $5.2 million to $6.7 million at December 31, 2001, compared to $1.5 million at December 31, 2000. During 2001, the Company originated 180 loans totaling $21.5 million. This represented the Company's highest annual loan origination volume ever. The new loan volume was offset by principal reductions, primarily payoff's rather than regular monthly payments, of $14.4 million.

INVESTMENT SECURITIES

Investment securities consist of U.S. Treasury and Agency issued notes, three short-term mutual funds, FHLMC common and preferred stock and other equity investments. Investment securities increased $24.8 million, from $11.0 million at December 31, 2000, to $35.8 million at December 31, 2001. Early in 2001, the Company purchased $12.7 million of FHLMC preferred stock funded by advances from the FHLB Dallas. The FHLMC preferred stock purchased contains call options varying from three to seven years and coupons varying from 5% to 6%. Seventy percent of the dividends for the FHLMC preferred stock are tax free, boosting the effective yield of this investment. During 2001, because of its low dividend yield, the Company sold 10,000 shares of its FHLMC common stock at a gain of $.6 million. The Company's short-term mutual funds are invested mostly in mortgage based securities and money market type investments. These funds carry one-day availability and carry higher yields than overnight Federal Funds Sold or interest-bearing deposits in other financial institutions such as the Federal Home Loan Bank. Due to significant prepayments of the Company's portfolio of collateralized mortgage obligations, the investment in these mutual funds increased $13.9 million in 2001.

MORTGAGE-BACKED SECURITIES

Mortgage-backed securities decreased $3.2 million, or 78%, from $4.1 million at December 31, 2000, to $.9 million at December 31, 2001. In 2001 the Company sold $2.3 million in mortgage-backed securities to provide funds for other investments. At December 31, 2001 and 2000, all of the Company's mortgage-backed securities were FHLMC, FNMA, or GNMA issued instruments. FHLMC and FNMA are enterprises sponsored by the Federal government while GNMA securities represent direct obligations of the Federal government.

COLLATERALIZED MORTGAGE OBLIGATIONS

The Company's investment in Collateralized Mortgage Obligations (CMOs) is limited to first-tranche Real Estate Mortgage Investment Conduits (REMICs) which pay monthly. REMICs are multiple class mortgage-backed securities whereby an underlying pool of mortgages held by the issuer serves as collateral for the debt. The Company has REMICs issued by FNMA, FHLMC and "AAA" rated non-governmental agencies. The Company has found these instruments to be ideal for its wholesale growth strategy due to their regular repayment schedules and attractive yields. The expected life of these REMICs varies from two to fifteen years. Advances from the Federal Home Loan Bank funded most of the investment in CMOs. During 2001, the Company's investment in CMOs decreased $1.6 million, or 3%, from $53.7 million at December 31, 2000, to $52.1 million at December 31, 2001. Purchases of CMOs during 2001 of $36.9 million were offset by payments of $37.6 million. Also in 2001, the Company sold $2.7 million of CMOs and realized a gain of $16,000.

LIABILITIES AND STOCKHOLDERS' EQUITY

GENERAL

The Company's deposits, borrowings and equity represent sources of funds for its various investments and operating needs.

DEPOSITS

The Company's deposits increased $12.3 million, or 21%, from $58.9 million at December 31, 2000, to $71.2 million at December 31, 2001. The increases came in demand deposits, passbook savings and certificates of deposit.

PASSBOOK SAVINGS

During 2001, passbook savings accounts increased $2.6 million from $17.4 million at December 31, 2000, to $20.0 million at December 31, 2001. This represents an increase of 12%. Most of the increase came late in the year, particularly after September 11, 2001. Falling rates for NOW accounts have also contributed to the increase in passbook savings.

NOW ACCOUNTS

NOW accounts increased from $3.2 million at December 31, 2000, to $7.9 million at December 31, 2001. This increase was part of a coordinated effort on the part of the company to establish a core base of demand deposit accounts. The Company started offering demand deposit accounts in 2000. Early in 2001, the Company was able to attract many new accounts by offering very favorable rates compared to other financial institutions in the local market.

CERTIFICATES OF DEPOSIT

Certificates of deposit increased from $38.3 million at December 31, 2000, to $43.2 million at December 31, 2001. This $4.9 million change represented a 13% increase. Most of the growth in certificates of deposit came late in the year, with most growth coming in certificates with terms of one year or less.

BORROWINGS

The Company's borrowings increased $25.1 million, from $54.2 million at December 31, 2000, to $79.3 million at December 31, 2001. The Company's borrowings consists of fully amortizing, balloon and "bullet" (interest only until maturity) advances from the Federal Home Loan Bank of Dallas which mature between 2002 and 2008. These borrowings represent the continuation of the Company's wholesale growth strategy of leveraged investing with most of the funds going to purchase CMOs or FHLMC preferred stock.

STOCKHOLDERS' EQUITY

Stockholders' equity decreased $2.4 million, or 6%, from $37.8 million at December 31, 2000, to $35.4 million at December 31, 2001. The decrease was due to the net effects of the following events:

Purchase of Treasury Stock	($4.6 million)
2001 Net Income	1.6 million
Cash Dividends Paid	(.6 million)
Distribution of RP Stock	.2 million
Distribution of ESOP Stock	.4 million
Increase of Other Comprehensive Income	.6 million
NET CHANGE	**($2.4 million)**

TREASURY STOCK

During 2001, the Company repurchased 305,684 shares of its common stock for $4.6 million, or an average price of $15.09 per common share. Since the inception of its stock buyback program in 1998, the Company has repurchased 1,775,338 shares of its common stock at an average price of $14.18 per common share, or a total of $25.2 million, contributing to the enhancement of shareholder value. At December 31, 2001, the book value was $21.29 per common share. This compares to a book value of $19.20 per common share at December 31, 2000.

COMPARISON OF RESULTS OF OPERATION

GENERAL

The Company reported net income of $1.6 million, $1.2 million and $1.4 million for the years ended December 31, 2001, 2000, and 1999. The results for 2001 reflected increases in interest income and gains on sales of investment securities offset by increases in interest and overhead expenses. Falling interest rates during 2001 contributed to the decrease in net interest margin and net interest income. The results for 2000 reflected a net loss on the sale of securities. The earnings of the Company increased to $1.04 per common share in 2001 compared to $.60 per common share in 2000. The increase in earnings per share from 2000 to 2001 was due to reduced shares outstanding from 2000 to 2001, and by the gains realized on the sale of securities in 2001 compared to a loss on the sale of securities in 2000.

INTEREST INCOME

Interest income increased $1.8 million, or 16%, from $11.3 million in 2000 to $13.1 million in 2001. Overall results for 2001 reflected a yield of 7.12% on average earning assets of $184.0 million compared to average earning assets of $151.7 million in 2000 yielding 7.42%. Changes in interest income were made up of increases in interest income from loans, investment securities, CMOs and other interest-earning assets, offset by a decrease in interest income from mortgage-backed securities.

AVERAGE BALANCES, NET INTEREST INCOME, AND YIELDS EARNED AND RATES PAID

The following table represents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. The table does not reflect any effect of income taxes.

(Dollars in Thousands)	Year Ended December 31, 2001 Average Balance	Interest	Average Yield/Rate
Interest-Earning Assets			
Loans Receivable	$76,300	$5,989	7.85%
Mortgage-Backed Securities	1,376	90	6.54%
Investment Securities	24,988	1,350	5.40%
Collateralized Mortgage Obligations	68,903	5,142	7.46%
Other Interest-Earning Assets	12,411	529	4.26%
Total Interest-Earning Assets	183,978	13,100	7.12%
Non Interest-Earning Assets	3,225		
TOTAL ASSETS	187,203		
Interest-Bearing Liabilities			
Passbook Deposits	17,247	514	2.98%
Interest Bearing Checking	5,797	207	3.57%
Certificates of Deposit	39,930	2,122	5.31%
Borrowings	86,840	4,982	5.74%
Total Interest-Bearing Liabilities	149,814	7,825	5.22%
Non Interest-Bearing Liabilities	906		
TOTAL LIABILITIES	150,720		
Retained Earnings	36,483		
TOTAL LIABILITIES AND RETAINED EARNINGS	187,203		
Net Interest-Earning Assets	**$34,164**		
Net Interest Income		**$5,275**	
Net Interest Spread			**1.90%**
Net Interest Margin			**2.87%**

Year Ended December 31, 2000			Year Ended December 31, 1999		
Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
$72,744	$5,788	7.96%	$66,773	$5,334	7.99%
11,985	800	6.68%	19,174	1,253	6.53%
7,432	424	5.71%	15,427	972	6.30%
53,136	3,799	7.15%	44,480	2,863	6.44%
6,421	451	7.02%	4,495	236	5.25%
151,718	11,262	7.42%	150,349	10,658	7.09%
1,752			5,277		
153,470			155,626		
17,964	523	2.91%	20,633	621	3.01%
993	49	4.93%	n/a	n/a	n/a
39,151	2,094	5.35%	39,456	1,926	4.88%
53,944	3,209	5.95%	47,592	2,674	5.62%
112,052	5,875	5.24%	107,681	5,221	4.85%
1,238			4,499		
113,290			112,180		
40,180			43,446		
153,470			155,626		
$39,666			**$42,668**		
	$5,387			**$5,437**	
		2.18%			**2.24%**
		3.55%			**3.62%**

The yield on loans receivable decreased from 7.96% in 2000 to 7.85% in 2001. The decrease in yield was offset by an increase in the average balance of net loans receivable of $3.6 million from 2000 to 2001. With mortgage rates hitting their lowest points in over 20 years, the focus of the Company's efforts was the origination of approximately $7 million in commercial loans and mortgages, particularly in the last quarter of 2001. In general, commercial loans and mortgages carry higher rates than loans on single one to four family dwellings. A full year's impact of the commercial loans on the overall portfolio will help increase yields in 2002. During 2001, many of the Company's loans on single one to four family dwellings received temporary rate reductions rather than have the loans refinance elsewhere and payoff. The reversal of these reductions can only be determined by market interest rates.

Interest income on investment securities increased $1.0 million from $.4 million in 2000 to $1.4 million in 2001. The yield on investment securities went down from 5.71% in 2000 to 5.40% in 2001. The reduction was due to the falling yields of the Company's investment in mortgage-based mutual funds, which carried significantly higher balances in 2001 due to the reinvestment of cash flows from rapidly repaying CMOs. The average balance of the funds was $7.8 million in 2001, compared to $1.6 million in 2000. These funds are predominantly secured by adjustable-rate, mortgage based assets. Currently, the Company's mortgage-based mutual funds typically yield between 3.0% and 4.0% and act as a short-term investment. The average balance of investments increased $17.6 million, from 2000 to 2001. The increase in balance was due to the expansion of the Company's leveraged investing program and related purchase of FHLMC preferred stock, and to the re-investment of cash from CMO repayments in the Company's short-term mutual funds.

Interest on mortgage-backed securities decreased $.7 million from $.8 million in 2000 to $.1 million in 2001. The yield of the Company's mortgage-backed securities decreased in 2001 to 6.54%, compared to 6.68% in 2000. The average balance decreased from $12.0 million in 2000 to $1.4 million in 2001. The Company sold $2.3 million in mortgage-backed securities during 2001.

Interest income from CMOs increased $1.3 million from $3.8 million in 2000 to $5.1 million in 2001, representing an increase of 34%. During 2001 the average balance of CMOs was $68.9 million which yielded 7.46%. In 2000, CMOs carried an average balance of $53.1 million, which yielded 7.15%. The increased yield of 2001 versus 2000 was the result of rapid repayments of the underlying principal causing discounts to be earned much sooner than expected in larger lump sums. Discount accretion increases coupon yields, and currently, the majority of the CMO portfolio is made up of bonds purchased at discounts.

Interest income from other interest earning assets increased from $.45 million in 2000 to $.53 million in 2001. This increase was the result of the Company maintaining higher average balances in Federal Funds Sold and other interest bearing deposits in other financial institutions. The yield on other interest earning assets was 4.26% on an average balance of $12.4 million in 2001, compared to 7.02% on an average balance of $6.4 million in 2000. The yield in 2000 included a special one-time dividend paid on the Federal Home Loan Bank stock. The Company currently has $5.3 million in Federal Home Loan Bank stock.

INTEREST EXPENSE

Interest expense increased $1.9 million, or 32%, from $5.9 million in 2000, to $7.8 million in 2001. Although the Company's overall cost of funds decreased from 2000 to 2001, the increase in interest expense was a result of a significant increase in interest-bearing deposits and FHLB advances. Total average interest-bearing liabilities in 2001 were $149.8 million compared to $112.1 million in 2000. The Company's overall cost of funds was 5.22% in 2001 compared to 5.24% in 2000.

RATE/VOLUME ANALYSIS

The following table shows the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities affected interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), and (ii) changes in rate (change in rate multiplied by prior year volume). The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

RATE/VOLUME ANALYSIS
For December 31, 1999-2001

	12/31/00 to 12/31/01			12/31/99 to 12/31/00		
	Rate	Volume	Total	Rate	Volume	Total
Interest Income						
Loans	(80)	281	201	(20)	474	454
MBS	(17)	(693)	(710)	31	(484)	(453)
Investments	(23)	949	926	(91)	(457)	(548)
CMO's	165	1,178	1,343	319	617	936
Other	(192)	270	78	76	139	215
Total	(147)	1,985	1,838	315	289	604
Interest Expense						
Passbook Savings	13	(22)	(9)	2	(51)	(49)
Interest Bearing Checking	(14)	172	158	n/a	n/a	n/a
Certificates	(16)	44	28	186	(18)	168
Borrowings	(112)	1,885	1,773	154	381	535
Total	(129)	2,079	1,950	342	312	654
Decrease in Net Int Inc.	**(18)**	**(94)**	**(112)**	**(27)**	**(23)**	**(50)**

INTEREST EXPENSE ON DEPOSITS

Expense on interest-bearing deposits increased $.1 million in 2001 to $2.8 million, compared to $2.7 million in 2000. The average cost of interest-bearing deposits in 2001 was 4.51% on an average balance of $63.0 million, compared to 2000 where an average balance of interest-bearing deposits of $58.1 million cost the Company 4.59%.

INTEREST EXPENSE ON NOW ACCOUNTS

Expense on NOW accounts increased $.15 million in 2001 to $.2 million, compared to $.05 million in 2000. The average cost of NOW accounts was 3.57% on an average balance of $5.8 million in 2001. During 2000, NOW accounts averaged $1.0 million and cost 4.93%.

INTEREST EXPENSE ON CERTIFICATES OF DEPOSIT

Expense on certificates of deposit was relatively unchanged from 2000 to 2001. The cost in 2000 of 5.35% decreased slightly to 5.31% in 2001. The average balance of certificates of deposit increased slightly to $39.9 million in 2001 compared to $39.2 million in 2000. Most of the Company's increase in certificates of deposit came late in 2001.

INTEREST EXPENSE ON PASSBOOK SAVINGS

The cost and average balance of passbook savings accounts was approximately the same in 2001 and 2000. The approximate cost for both years was 2.95% while the average balance for both years was $17.5 million. It should be noted that late in 2001 and early into 2002, the balance of the Company's passbook savings accounts has increased approximately 20%.

INTEREST EXPENSE ON FHLB ADVANCES

During 2001, interest expense on advances from the FHLB increased to $5.0 million compared to $3.2 million in 2000. The increase in cost was due to the increase in the average balance of FHLB advances from $53.9 million in 2000, to $86.8 million in 2001. This was due to the Company's expansion of its leveraged investing program. The cost of FHLB advances in 2001 was 5.74%, compared to 5.95% in 2000.

PROVISION FOR LOAN LOSSES

The Allowance for Loan Loss (ALL) is evaluated on a quarterly basis and provisions to increase or reductions to the ALL to a level deemed appropriate by management are made accordingly. Additional provisions are necessary when either growth of the entire loan portfolio, changes in the loan mix, or charge-offs drop the ALL below that level deemed appropriate by management. Reductions occur due to a decline in the size of the loan portfolio or when previously reserved-for loans are paid down or collected in full.

The Company had provision for loan losses of $25,000 in 2001 compared to $7,000 in 2000. These limited provisions to the ALL have been due to the low level of delinquent and substandard loans and the infrequent number of foreclosures over the past ten years. Charge-offs were also low with $10,000 charged off in 2001 compared to $11,000 in 2000. The provision for loan losses reflects management's evaluation of the underlying credit risk of the Company's loan portfolio to adequately provide for probable loan losses inherent in the loan portfolio as of the balance sheet date. As of December 31, 2001, the ALL as a percent of the entire loan portfolio was .53% while the same number in 2000 was .56%. The ALL as a percentage of non-performing loans was 175% at December 31, 2001, compared to 97% at December 31, 2000. Future additions to the ALL will be dependent on a number of factors including the performance of the Company's loan portfolio, specifically in terms of delinquencies, foreclosures and charge-offs. Other factors include the local economy, inflation and changes in interest rates and the effect of such changes on real estate values. Management believes that the ALL is adequate at December 31, 2001.

NON-INTEREST INCOME

Non-interest income increased $.7 million in 2001 to $.6 million for the current year compared to ($.1 million) for the twelve months ended December 31, 2000. During 2001, the Company had net gains on the sale of investments of $.6 million, compared to net losses during 2000 of ($.1 million.) Also during 2001, other fee income increased to $27,000, compared to $11,000 during 2000.

OTHER EXPENSES

Other expenses increased $.3 million from $3.4 million for the twelve months ended December 31, 2000, compared to $3.7 million for the twelve months ended December 31, 2001. The increase was attributable in part to an increase in compensation expense of $.3 million. The expense associated with the ESOP increased due to an increase in the average price of the Company's stock during 2001 compared to 2000. There were also additional employee salaries associated with five new employees hired during 2001. The new staff was hired in conjunction with the May, 2001 opening of the Company's loan production office in Ponchatoula, Louisiana, and with the opening of a second location in Metairie, Louisiana, which opened in February, 2002. There were minor increases or decreases in all other expenses.

INCOME TAX EXPENSE

Income tax expense decreased from $.7 million in 2000, to $.6 million in 2001. The decrease was primarily due to the effects of the 70% dividend exclusion on dividends received from the Company's investment in FHLMC preferred stock.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity measures the Company's ability to meet its financial commitments and obligations on a timely basis. These commitments and obligations include loan disbursements, savings withdrawals by customers, the payment of dividends, cash letters and the daily operating expenses of the Company. Liquidity management involves the daily monitoring of cash on hand, non-interest bearing operating accounts, overnight Federal Funds Sold, short-term investments, and the Company's ability to convert these assets into cash without incurring a loss. Monthly paydowns on mortgage loans, mortgage-backed securities and collateralized mortgage obligations are anticipated and channeled to either cash on hand, overnight Federal Funds Sold or short term investments in order to meet the Company's demands and maximize interest earned on these funds.

The Company's primary sources of funds are interest and non-interest bearing customer deposits, advances from the Federal Home Loan Bank and maturities of its existing investments including mortgage loans, mortgage-backed securities, investment securities and collateralized mortgage obligations. The Company offers competitive interest rates to maintain its core deposit base consisting of passbook savings, checking accounts and certificates of deposit. The Company does not utilize brokered deposits nor does it offer special rates for "jumbo" deposits of $100,000 or more. The actions of the Federal Reserve and subsequent fall of interest rates during 2001, greatly accelerated prepayments of the Company's assets, specifically its loans and CMOs.

Guaranty Savings & Homestead Association, the Company's wholly-owned subsidiary, is required to maintain regulatory capital sufficient to meet all three of the regulatory capital requirements, those being tangible capital (1.5%), core capital (3.0%) and risk-based capital (8.0%). As of December 31, 2001, the Association's tangible and core capital amounted to $26.4 million, or 14.4% of adjusted total assets, while the Association's risk-based capital was $26.8 million, to 28.7% of total adjusted risk-weighted assets. The Company remains "well capitalized" under OTS standards. Since the initial public offering in 1997, the Company has endeavored to reduce its capital level through stock buybacks, retail or wholesale asset growth and other means.

MARKET RISK ANALYSIS - ASSET LIABILITY MANAGEMENT

QUALITATIVE RISK ANALYSIS

The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either re-price or mature within a given period of time. The difference or the interest rate re-pricing "gap" provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. During a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income, while a positive gap within shorter maturities would have the opposite effect. As of December 31, 2001, the ratio of the Association's cumulative one-year gap to total assets was 27.8% and its ratio of interest-earning assets to interest-bearing liabilities maturing or re-pricing within one year was 154.4%.

In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the Association's results of operations, the Association has adopted asset and liability management policies including an interest rate risk policy to better enable management to match the re-pricing and maturities of its interest-earning assets and interest-bearing liabilities. President Scott and Controller Bartels review monthly the re-pricing gap on an internal model specifically designed for the assets and liabilities currently being held by the Association. An interest rate risk report which analyzes changes to the net portfolio value (NPV) and net interest income is presented to the Board of Directors on a quarterly basis. The NPV is the difference between the market value of the Association's assets and the market value of the Association's liabilities and off balance sheet commitments. The Board reviews the internal model and a standard thrift industry model prepared by the OTS from the Association's quarterly Consolidated Maturity and Rate Report.

The nature of thrifts such as Guaranty Savings & Homestead Association lends itself to the creation of negative gaps over the short term since the Association is invested primarily in home mortgage loans varying in length usually from 15 to 25 years while its longest term interest-bearing liabilities are five-year certificates of deposit and two seven year balloon FHLB advances. Therefore it is vital that the Association utilize its other investments to offset in the short-term (12-month) horizon the substantial negative re-pricing gap which arises from one to five years while at the same time maximizing net interest income. This is why the Association places much of its ready cash in short-term investments such as mortgage-based mutual funds through its primary broker, Shay Financial. These types of investments provide the benefit of overnight availability while producing yields approximately 150 basis points higher than overnight Federal Funds Sold.

The Association also places a high emphasis on cash flows in its portfolio of CMO REMIC's. The duration of the Association's CMO REMIC's varies from two to fifteen years. At present, due to the large influx of cash and subsequent reinvestment in short-term mutual funds during 2001, the Association finds itself in a very positively gapped position over the twelve-month horizon.

QUANTITATIVE RISK ANALYSIS

Presented below, as of December 31, 2001, is an analysis of Guaranty Savings Homestead Association's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points in accordance with OTS regulations. As illustrated in the table, NPV is more sensitive to and may be more negatively impacted by rising rates than declining rates. This occurs principally because as rates rise, the market value of fixed-rate loans declines due to both the rate increase and slowing prepayments. When rates decline, the Association does not experience a significant rise in market value for these loans because borrowers repay at relatively high rates. The value of the Association's deposits and borrowings change in approximately the same proportion in rising or falling rate scenarios.

Change (in Basis Points) in Interest Rates	Net Portfolio Value (Dollars in Thousands)		
	$ Amount	$ Change	% Change
+300	$19,589	$-10,889	-36%
+200	23,459	-7,019	-23%
+100	27,032	-3,446	-11%
0	30,478		
-100	34,175	3,697	12%
-200	37,682	7,204	24%
-300	41,090	10,612	35%

The assumptions used by management to evaluate the vulnerability of the Association's operations to changes in interest rates in the table above are based on assumptions utilized in the gap table below. Although management finds these assumptions reasonable, the interest rate sensitivity of the Association's assets and liabilities and the estimated effects of changes in interest rates on the Association's net interest income and NPV indicated in the above table could vary substantially if different assumptions were used or actual experience differs from such assumptions.

The following table summarizes the anticipated maturities or re-pricing of the Association's interest-earning assets and interest-bearing liabilities as of December 31, 2001, based on the information and assumptions set forth in the notes below.

SENSITIVITY ANALYSIS

(Dollars in Thousands)	Within Three Months	Three to Twelve Months
Interest Earning Assets		
Cash and Interest-Earning Deposits	$8,141	$ -
U.S. Government and Agency Securities (1)	-	-
FHLMC & FHLB Stock	22,901	-
Mortgage-Based Mutual Funds	16,466	-
Mortgage Loans (1)	4,844	14,532
Commercial Loans (2)	55	231
Collateralized Mortgage Obligations (1)	17,788	34,318
Consumer Loans	254	-
TOTAL INTEREST-EARNING ASSETS	70,449	49,081
Interest-Bearing Liabilities		
NOW Accounts	7,666	-
Passbook Savings	20,042	-
Certificates of Deposit (2)	8,621	23,864
FHLB Advances (2)	3,405	13,836
TOTAL INTEREST-BEARING LIABILITIES	39,734	37,700
Excess/(Deficiency) of Interest-Earning Assets Over Interest-Bearing Liabilities	**$30,715**	**$11,381**
Cumulative Excess of Interest-Earning Assets Over Interest-Bearing Liabilities	**$30,715**	**$42,097**
Cumulative Excess of Interest-Earning Assets Over Interest-Bearing Liabilities as a Percent of Total Assets	**20.32%**	**27.85%**
Ratio of Interest-Earning Assets to Interest-Bearing Liabilities	**177.30%**	**130.19%**
Ratio of Cumulative Interest-Earning Assets to Interest-Bearing Liabilities	**177.30%**	**154.36%**

(1) Based on average monthly payments for the three months ended December 31, 2001

(2) Based on contractual maturities

	More Than One Year to Three Years	More Than Three Years to Five Years	Over Five Years	Total
	$ -	$ -	$ -	$8,141
	-	800	-	800
	-	-	-	22,901
	-	-	-	16,466
	38,754	23,653	-	81,783
	-	-	397	683
	-	-	-	52,106
	-	-	-	254
	38,754	24,453	397	183,134
	-	-	-	7,666
	-	-	-	20,042
	10,229	503	-	43,217
	29,323	15,667	17,034	79,265
	39,552	16,170	17,034	150,190
	($798)	**$8,283**	**($16.637)**	**$32,944**
	$41,298	**$49,581**	**$32,944**	
	27.32%	**32.80%**	**21.79%**	
	97.98%	**151.22%**	**2.33%**	
	135.30%	**137.24%**	**121.93%**	

IMPACT OF INFLATION

The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are financial. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Certified Public Accountants & Consultants

LaPorte
Sehrt
Romig
&
Hand

To The Board of Directors
GS Financial Corp. and Subsidiaries

Independent Auditor's Report

We have audited the accompanying consolidated balance sheets of **GS FINANCIAL CORP.** and its wholly-owned subsidiary, **GUARANTY SAVINGS AND HOMESTEAD ASSOCIATION** as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of **GS FINANCIAL CORP.** and its wholly-owned subsidiary, **GUARANTY SAVINGS AND HOMESTEAD ASSOCIATION** as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

LaPorte, Sehrt, Romig & Hand
A Professional Accounting Corporation

January 14, 2002
Metairie, Louisiana

A Professional Accounting Corporation
800 Two Lakeway Center 3850 N. Causeway Blvd. Metairie, LA 70002 (504) 835-5522 FAX (504) 835-5535
724 E. Boston Street, Covington, LA 70433 (985) 892-5850 FAX (985) 892-5956
E-Mail Address: laporte@laporte.com Internet Address: http://www.laporte.com
Member of AICPA Division for CPA Firms-Private Companies Practice Section and SEC Practice Section
International Affiliation with Accounting Firms Associated, Inc.

GS FINANCIAL CORP.
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)

ASSETS

	December 31, 2001	December 31, 2000
Cash And Cash Equivalents		
Cash and Amounts Due from Depository Institutions	$ 376	$ 531
Interest-Bearing Deposits in Other Banks	8,132	1,417
Federal Funds Sold	130	1,455
Total Cash and Cash Equivalents	8,638	3,403
Securities Available-for-Sale, at Fair Value	35,820	11,000
Mortgage-Backed Securities Available-for-Sale, at Fair Value	885	4,115
Collateralized Mortgage Obligations Available-for-Sale, at Fair Value	52,087	53,745
Loans, Net	81,611	74,480
Accrued Interest Receivable	883	682
Premises and Equipment, Net	2,546	2,527
Real Estate Held-for-Investment	532	211
Stock in Federal Home Loan Bank, at Cost	5,304	3,115
Foreclosed Real Estate	-	117
Deferred Charges	86	61
Other Assets	102	44
Total Assets	**$188,494**	**$153,500**

The accompanying notes are an integral part of these financial statements.

GS FINANCIAL CORP.
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)

LIABILITIES

	December 31, 2001	December 31, 2000
Deposits	$ 71,169	$ 58,879
Advance Payments by Borrowers for Taxes and Insurance	738	931
FHLB Advances	79,265	54,191
Accrued Interest - FHLB Advances	372	279
Deferred Income Tax	1,390	1,044
Other Liabilities	152	381
Total Liabilities	153,086	115,705
STOCKHOLDERS' EQUITY		
Preferred Stock - $.01 Par Value; 5,000,000 Shares Authorized -0- Shares Issued and Outstanding	-	-
Common Stock - $.01 Par Value; 20,000,000 Shares Authorized 3,438,500 Shares Issued and Outstanding	34	34
Additional Paid-In Capital	33,911	33,854
Unearned ESOP Stock	(1,365)	(1,646)
Unearned RRP Trust Stock	(1,477)	(1,754)
Treasury Stock (1,775,338 Shares in 2001 and 1,469,654 Shares in 2000) at Cost	(25,179)	(20,568)
Retained Earnings	27,639	26,583
Accumulated Other Comprehensive Income	1,845	1,292
Total Stockholders' Equity	35,408	37,795
Total Liabilities and Stockholders' Equity	**$188,494**	**$153,500**

The accompanying notes are an integral part of these financial statements.

GS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in Thousands)

	For The Years Ended December 31,		
	2001	2000	1999
INTEREST INCOME			
Loans Receivable	$ 5,989	$ 5,788	$ 5,334
Investment Securities	1,350	424	972
Mortgage-Backed Securities	90	800	1,253
Collateralized Mortgage Obligations	5,142	3,799	2,863
Dividends on Federal Home Loan Bank Stock	199	237	139
Other Interest Income	330	214	97
Total Interest Income	13,100	11,262	10,658
INTEREST EXPENSE			
Deposits	2,843	2,666	2,547
Advances from Federal Home Loan Bank	4,982	3,209	2,674
Total Interest Expense	7,825	5,875	5,221
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	5,275	5,387	5,437
PROVISION FOR LOAN LOSSES	25	7	6
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	5,250	5,380	5,431
NON-INTEREST INCOME			
Gain (Loss) on Sale of Investments	607	(146)	(18)
Other Income	27	11	13
Total Non-Interest Income	634	(135)	(5)

The accompanying notes are an integral part of these financial statements.

GS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF INCOME (CONT.)
(Dollars in Thousands, except per share data)

	For The Years Ended December 31,		
	2001	**2000**	**1999**
NON-INTEREST EXPENSES			
Compensation and Employee Benefits	$ 2,387	$ 2,098	$ 2,010
Advertising	95	95	69
Office Supplies, Telephone and Postage	133	109	119
Net Occupancy Expense	354	323	293
Legal Fees	29	13	38
Audit and Consulting Fees	53	59	41
Supervisory Fees	82	72	80
Federal Insurance Premiums	11	12	35
Data Processing Expense	139	129	82
Real Estate Owned Expense - Net	3	2	(24)
Ad Valorem Taxes	339	365	450
Other	53	107	108
Total Non-Interest Expenses	3,678	3,384	3,301
INCOME BEFORE INCOME TAX EXPENSE	2,206	1,861	2,125
INCOME TAX EXPENSE	589	666	750
NET INCOME	**$ 1,617**	**$ 1,195**	**$ 1,375**
EARNINGS PER SHARE - BASIC	**$ 1.04**	**$ 0.60**	**$ 0.58**
EARNINGS PER SHARE - DILUTED	**$ 1.04**	**$ 0.60**	**$ 0.58**

The accompanying notes are an integral part of these financial statements.

GS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Dollars in Thousands)

	For The Years Ended December 31, 2001	2000	1999
NET INCOME	$ 1,617	$ 1,195	$ 1,375
OTHER COMPREHENSIVE INCOME, NET OF TAX			
Unrealized Holding Gains (Losses) Arising During the Period	802	1,685	(2,361)
Reclassification Adjustment for (Gains) Losses Included in Net Income	(249)	187	13
Total Other Comprehensive Income (Loss)	553	1,872	(2,348)
COMPREHENSIVE INCOME (LOSS)	**$ 2,170**	**$ 3,067**	**$ (973)**

The accompanying notes are an integral part of these financial statements.

GS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For The Year Ended December 31, 2001, 2000 and 1999
(Dollars in Thousands)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Unearned ESOP Stock	Unearned RRP Trust Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
BALANCES AT DECEMBER 31, 1998	$ 34	$ 33,810	$ (8,324)	$ (2,208)	$ (2,193)	$ (25,622)	$ 1,768	$ 48,509
Distribution of RRP Trust Stock	-	(62)	-	-	219	-	-	157
Common Stock Released by ESOP Trust	-	74	-	281	-	-	-	355
Purchase of Treasury Stock	-	-	(3,654)	-	-	-	-	(3,654)
Dividends Declared	-	-	-	-	-	(846)	-	(846)
Net Income - Year Ended December 31, 1999	-	-	-	-	-	1,375	-	1,375
Other Comprehensive (Loss) Net of Applicable Deferred Income Taxes	-	-	-	-	-	-	(2,348)	(2,348)
BALANCES AT DECEMBER 31, 1999	$ 34	$ 33,822	$ (11,978)	$ (1,927)	$ (1,974)	$ (26,151)	$ (580)	$ 43,548
Distribution of RRP Trust Stock	-	(64)	-	-	220	-	-	156
Common Stock Released by ESOP Trust	-	96	-	281	-	-	-	377
Purchase of Treasury Stock	-	-	(8,590)	-	-	-	-	(8,590)
Dividends Declared	-	-	-	-	-	(763)	-	(763)
Net Income - Year Ended December 31, 2000	-	-	-	-	-	1,195	-	1,195
Other Comprehensive Income Net of Applicable Deferred Income Taxes	-	-	-	-	-	-	1,872	1,872
BALANCES AT DECEMBER 31, 2000	$ 34	$ 33,854	(20,568)	$ (1,646)	$ (1,754)	$ 26,583	$ 1,292	$ 37,795
Distribution of RRP Trust Stock	-	(76)	-	-	277	-	-	201
Common Stock Released by ESOP Trust	-	133	-	281	-	-	-	414
Purchase of Treasury Stock	-	-	(4,611)	-	-	-	-	(4,611)
Dividends Declared	-	-				(561)		(561)
Net Income - Year Ended December 31, 2001	-	-	-	-	-	1,617	-	1,617
Other Comprehensive Income, Net of Applicable Deferred Income Taxes	-	-	-	-	-	-	553	553
BALANCED AT DECEMBER 31, 2001	$ 34	$ 33,911	$ (25,179)	$ (1,365)	$ (1,477)	$ 27,639	$ 1,845	$ 35,408

The accompanying notes are an integral part of these financial statements.

GS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	For The Years Ended December 31,		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$ 1,617	$ 1,195	$ 1,375
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation	140	139	114
Discount Accretion Net of Premium Amortization	(613)	(129)	136
Provision for Losses	25	7	6
(Gain) Loss on Disposal of Fixed Assets	-	(8)	3
Non-Cash Dividend - FHLB Stock	(199)	(236)	(139)
Net Loan Fees	(1)	(2)	(1)
Dividend on ARM Fund	(333)	(51)	(86)
Dividend on IMF Fund	(21)	(48)	(322)
Dividend on UST Fund	(15)	-	-
ESOP Expense	415	377	355
RRP Expense	198	156	156
(Gain) Loss on Sale of Foreclosed Real Estate	(49)	12	(23)
(Gain) Loss on Sale of Investments	(607)	146	13
(Increase) Decrease in Prepaid Income Taxes	(1)	-	69
Increase in Deferred Income Tax	61	63	23
Changes in Operating Assets and Liabilities:			
(Increase) Decrease in Accrued Interest Receivable	(202)	68	(61)
(Increase) Decrease in Deferred Charges	(25)	(11)	8
(Decrease) Increase in Accrued Income Tax	-	(32)	32
(Decrease) Increase in Other Liabilities	(229)	227	(293)
Increase in Accrued Interest - FHLB Advances	93	18	50
(Increase) Decrease in Other Assets	(57)	(8)	3
Net Cash Provided by Operating Activities	197	1,883	1,418
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of Collateralized Mortgage Obligations	(36,908)	(8,647)	(31,362)
Proceeds from Maturities of Collateralized Mortgage Obligations	37,604	9,108	19,175
Proceeds from Sale of Collateralized Mortgage Obligations	2,739	-	-
Proceeds from Sale of FHLMC Common Stock	632	413	-
Purchase of FHLMC Preferred Stock	(12,718)	(3,507)	-
Proceeds from Maturities of Available-for-Sale Securities	1,586	2,292	5,472
Proceeds from Maturities of Mortgage-Backed Securities	925	1,956	6,226
Proceeds from Sale of Mortgage-Backed Securities	2,316	10,313	-
(Purchase)/Redemption of ARM Mutual Fund	(9,318)	(1,390)	1,561
Redemption of IMF Mutual Fund	-	2,410	2,617
Purchase of UST Mutual Fund	(4,240)	-	-
Purchase of Other Equity Investments	(123)	(50)	-
Loan Originations - Net	(7,519)	(4,528)	(6,203)
Purchases of Premises and Equipment	(158)	(27)	(142)
Cost of Contruction of buildin for Real Estate Held for Investment	(322)	-	-
Proceeds from Sale of Premises and Equipment	-	16	-
Proceeds from Sale of Foreclosed Real Estate	546	2	41
Investment in Foreclosed Real Estate	(15)	(8)	(4)
Purchase of Federal Home Loan Bank Stock	(1,989)	(12)	(400)
Net Cash (Used in) Provided by Investing Activities	**(26,962)**	**8,341**	**(3,019)**

The accompanying notes are an integral part of these financial statements.

GS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
(Dollars in Thousands)

	For The Years Ended December 31,		
	2001	2000	1999
CASH FLOWS FROM FINANCING ACTIVITIES			
Purchase of Treasury Stock	(4,611)	(8,590)	(3,654)
Advances from Federal Home Loan Bank	25,075	202	8,607
Payment of Cash Stock Dividends	(561)	(763)	(846)
Net Increase (Decrease) in Deposits	12,290	(337)	(1.889)
Net (Decrease) Increase in Non-Interest Bearing Deposits	(193)	163	77
Net Cash Provided by (Used in) Financing Activities	32,000	(9,325)	2,295
NET INCREASE IN CASH AND CASH EQUIVALENTS	5,235	899	694
CASH AND CASH EQUIVALENTS - Beginning of Year	3.403	2,504	1,810
CASH AND CASH EQUIVALENTS - End of Year	**$8,638**	**$3,403**	**$2,504**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash Paid During the Year for:			
Interest	7,731	5,847	5,168
Income Taxes	537	618	622
Loans Transferred to Foreclosed Real Estate During the Year	364	109	27
Market Value Adjustment for Gain/(Loss) on Securities Available-for-Sale	1,626	2,836	(3,557)

The accompanying notes are an integral part of these financial statements.

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

GS Financial Corp. (the "Company") was organized as a Louisiana corporation on December 24, 1996 for the purpose of becoming the holding company of Guaranty Savings and Homestead Association (the "Association") in anticipation of converting the Association from a Louisiana chartered mutual savings and loan association to a Louisiana chartered stock savings and loan association. The Association operates in the savings and loan industry and as such provides financial services to individuals, corporate entities and other organizations through the origination of loans and the acceptance of deposits in the form of passbook savings, certificates of deposit, and demand deposit accounts.

The Association is subject to competition from other financial institutions, and is also subject to the regulations of certain Federal and State agencies and undergoes periodic examinations by those regulatory authorities.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Guaranty Savings and Homestead Association. In consolidation, significant inter-company accounts, transactions, and profits have been eliminated.

BASIS OF FINANCIAL STATEMENT PRESENTATION

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the year. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. Management independently determines the allowance for losses on loans based on an evaluation of the loan history and the condition of the underlying collateral. In connection with the determination of the allowances for losses on foreclosed real estate, management assesses the fair market value or obtains independent appraisals for all properties.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Association's allowances for losses on loans and foreclosed real estate. Such agencies may require the Association to recognize additions to the allowances based on their judgements about information available to them at the time of their examination.

CASH AND CASH EQUIVALENTS

For the purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents include all cash and amounts due from depository institutions, interest-bearing deposits in other banks, and Federal Funds Sold.

INVESTMENT SECURITIES

Marketable securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on securities available-for-sale are recognized as direct increases or decreases in comprehensive income. The cost of securities sold is recognized using the specific identification method. Premiums and discounts are being amortized over the life of the securities as a yield adjustment.

MORTGAGE-BACKED SECURITIES

Mortgage-backed securities represent participating interests in pools of first mortgage loans originated and serviced by issuers of the securities. Unrealized gains and losses on mortgage-backed securities are recognized as direct increases or decreases in comprehensive income. The cost of securities sold is recognized using the specific identification method. Premiums and discounts are being amortized over the life of the securities as yield adjustment.

COLLATERALIZED MORTGAGE OBLIGATIONS

Collateralized Mortgage Obligations (CMO's) are multiple class mortgage-backed securities. An underlying pool of mortgages held by the issuer serves as collateral for the debt obligations, and principal and interest payments from the pool of mortgages are used to retire the CMO's.

Currently, the Company's investment in CMO's is limited to first-tranche Real Estate Mortgage Investment Conduits (REMIC's). A REMIC is a pass-through investment vehicle created under the Tax Reform Act of 1986 to issue multiple class mortgage-backed securities. The multiple classes in a REMIC are known as "tranches."

Currently, the Company's investment in REMIC's is limited to those issued by FNMA, FHLMC and "AAA" rated non-governmental agencies. These are defined to be within the 20% risk-weighted category for thrift institutions. Prior to investing, the Company receives a prospectus that includes the various cash flow and interest rate risk scenarios possible for each bond.

Unrealized gains and losses on CMO's are recognized as direct increases or decreases in comprehensive income. The cost of securities sold is recognized using the specific identification method. Premiums and discounts are being amortized over the life of the securities as a yield adjustment.

LOANS

Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees. Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the contractual lives of the related loans using the interest method.

Loans are placed on non-accrual when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income, and thereafter interest is recognized only to the extent of payments received.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Interest payments on impaired loans are typically applied to principal unless collectibility of the principal amount is fully assured, in which case interest is recognized on the cash basis. Residential mortgage loans and consumer installment loans are considered to be groups of smaller balance homogeneous loans and are collectively evaluated for impairment and are not subject to SFAS 114 measurement criteria.

The allowance for loan losses is maintained at a level that, in management's judgment, is adequate to absorb probable losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation computed principally on the straight-line and modified accelerated cost recovery methods over the estimated useful lives of the assets which range from 5 to 10 years for furniture and equipment, and 31 to 39 years for buildings. Maintenance and repairs are expensed as incurred, while major additions and improvements are capitalized.

When these assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is reflected in income for the period.

FORECLOSED REAL ESTATE

Foreclosed real estate includes real estate acquired in settlement of loans. At the time of foreclosure, foreclosed real estate is recorded at the lower of the Association's cost or the asset's fair value, less estimated selling costs, which becomes the property's new basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value less estimated selling costs. Costs incurred in maintaining foreclosed real estate are included in income (loss) on foreclosed real estate.

REAL ESTATE HELD-FOR-INVESTMENT

Real estate held-for-investment consists of a newly constructed multi-suite office building at a former branch location of the Association. The Company leased two of the four suites beginning in November, 2001. The Company is retaining two suites to lease to the Association which has applied for and received approval to open a branch office sometime in the future.

INCOME TAXES

The Company and its wholly-owned subsidiary file a consolidated Federal income tax return on a calendar year basis. Each entity pays its pro rata share of income taxes in accordance with a written tax-sharing agreement.

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

While the Association is exempt from Louisiana income tax, it is subject to the Louisiana Ad Valorem tax that is based on stockholders' equity and net income.

NON-DIRECT RESPONSE ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising costs were $95,000, $95,000 and $69,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

NEW ACCOUNTING STANDARDS

Statement of Financial Accounting Standards No. 140 (SFAS 140), *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,* is a replacement of SFAS 125. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for years ending after December 15, 2000. The adoption of this pronouncement had no effect on the financial position and results of operations of the Company.

Statement of Financial Accounting Standards No. 144 (SFAS 144), *Accounting for the Impairment and Disposal of Long-Lived Assets,* is a replacement of SFAS 121. This statement provides accounting and reporting standards for the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by abandonment or sale. This statement requires that long-lived assets (excluding goodwill) to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and requires a probability-weighted cash flow estimation approach, and introduces a "primary-asset" approach to determine the cash flow estimation period. In addition, this statement requires that long-lived assets to be disposed of be reported at the lower of carrying amount or fair value less cost to sell, and includes accounting guidance for disposal of a segment of a business that is considered a discontinued operation. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. This statement will become effective to the Company starting in 2002.

NOTE B

INVESTMENT SECURITIES

Securities available-for-sale consist of the following (in thousands):

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government and Federal Agencies	$801	$85	$ -	$ 886
Adjustable Rate Mortgage Mutual Fund	12,481	32	-	12,513
Ulta Short-Term Mutual Fund	4,255	-	4	4,251
Intermediate Mortgage Mutual Fund	394	3	-	397
FHLMC Common Stock	16	1,031	-	1,047
FHLMC Preferred Stock	16,224	326	-	16,550
Equity Investments-Other	173	3	-	176
	$34,344	**$1,480**	**$4**	**$35,820**

December 31, 2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government and Federal Agencies	$2,389	$72	$ -	$ 2,461
Adjustable Rate Mortgage Mutual Fund	2,831	-	8	2,823
Intermediate Mortgage Mutual Fund	400	-	30	370
FHLMC Common Stock	25	1,767	-	1,792
FHLMC Preferred Stock	3,506	-	2	3,504
Equity Investments-Other	50	-	-	50
	$9,201	**$1,839**	**$40**	**$11,000**

The following is a summary of maturities of securities available-for-sale (in thousands):

December 31,	2001		2000	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Amounts Maturing in:				
One Year or Less	$33,543	$34,934	$ 7,911	$9,643
After One Year Thru Five Years	801	886	300	326
After Five Years Thru Ten Years	-	-	990	1,031
	$34,344	**$35,820**	**$9,201**	**$11,000**

The Company's investment in FHLMC preferred stock represents an investment in securities which pay a stated rate of interest quarterly of which 70% is exempt from Federal income tax. This FHLMC preferred stock contains call options from 2004 to 2009.

In 2001, the Company sold 10,000 shares of FHLMC common stock at a gain of $623,000. The Company also wrote down its investment in the Intermediate Mortgage Mutual Fund $27,000 in 2001. During 2000, the Company realized losses of $210,000 through the redemption of $2.6 million of its Intermediate Mortgage Mutual Fund. The Company also sold 10,000 shares of FHLMC common stock for $413,000, realizing a gain of $403,000. During 1999, the Company realized losses of $13,387 through the redemption of $3.1 million of its Adjustable Rate Mortgage Fund.

At December 31, 2001, three equity securities being carried at a cost of $77,000 are included in Other Assets. At December 31, 2000, two equity securities being carried at a cost of $27,000 are included in Other Assets. The fair value for these securities approximates cost.

NOTE C

MORTGAGE-BACKED SECURITIES

Mortgage-backed securities consist of the following (in thousands):

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
GNMA	$857	$28	$-	$885
	$857	**$28**	**$-**	**$885**

December 31, 2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
FNMA	$1,481	$ -	$5	$1,476
FHLMC	1,096	-	2	1,094
GNMA	1,541	4	-	1,545
	$4,118	**$4**	**$7**	**$4,115**

The amortized cost and fair value of mortgage-backed securities at December 31, 2001 and 2000, by contractual maturity, are shown on the next page (in thousands.) Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

December 31, 2001	Amortized Cost	Fair Value
Mortgage-Backed Securities Maturing:		
In One Year or Less	$ -	$ -
After One Year Thru Five Years	-	-
After Five Years Thru Ten Years	-	-
After Ten Years	857	885
	$857	**$885**

December 31, 2000	Amortized Cost	Fair Value
Mortgage-Backed Securities Maturing:		
In One Year or Less	$ 230	$ 230
After One Year Thru Five Years	814	819
After Five Years Thru Ten Years	1,187	1,177
After Ten Years	1,887	1,889
	$4,118	**$4,115**

In 2001, the Company sold $2.3 million of mortgage-backed securities at a net loss of $5,000. In 2000, the Company sold GNMA and FNMA mortgage-backed securities with a book value of $10.6 million, resulting in a loss of $337,000. There were no sales of mortgage-backed securities in 1999.

NOTE D

COLLATERALIZED MORTGAGE OBLIGATIONS

Collateralized Mortgage Obligations (CMO's) consist of the following (in thousands):

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
FNMA	$1,283	$ -	$ 9	$ 1,274
FHLMC	13,702	153	65	13,790
Other	35,810	1,213	-	37,023
	$50,795	**$1,366**	**$ 74**	**$52,087**

December 31, 2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
FNMA	$5,766	$ -	$ 187	$ 5,579
FHLMC	14,254	196	309	14,141
Other	33,562	583	120	34,025
	$53,582	**$ 779**	**$ 616**	**$53,745**

In 2001, the Company sold $2.7 million of collateralized mortgage obligations at a gain of $16,000. At December 31, 2001 and 2000, CMO's are classified as available-for-sale, and are reported on the financial statements at their fair value. Also, all of the CMO's held as of December 31, 2001 and 2000 have contractual maturities of greater than ten years. There were no sales of CMO's during 2000 and 1999.

CMO's with market values of $28,540,794 and $8,204,550 have been pledged as collateral towards the outstanding balance of Advances from the Federal Home Loan Bank at December 31, 2001 and 2000, respectively.

NOTE E

LOANS

Loans at December 31, 2001 and 2000 are summarized as follows (in thousands):

	December 31,	
	2001	**2000**
Loans Secured by First Mortgages on Real Estate:		
One to Four Family Residential	$69,843	$71,092
FHA and VA	9	52
Construction	1,056	619
Commercial Real Estate	3,431	1,006
Other	6,750	1,453
Total Real Estate Loans	**81,089**	**74,222**
Consumer Loans		
Second Mortgage	11	52
Loans on Deposits	254	237
Total Consumer Loans	**265**	**289**
Commercial Loans	683	381
	82,037	**74,892**
Allowance for Loan Losses	(435)	(420)
Net Deferred Loan Origination Costs	9	8
Loans, Net	**$81,611**	**$74,480**

An analysis of the allowance for loan losses is as follows (in thousands):

	Years Ended December 31,		
	2001	**2000**	**1999**
Balance, Beginning of Year	$420	$424	$463
Provision for Losses	25	7	6
Loans Charged-Off	10	11	45
Balance, End of Year	**$435**	**$420**	**$424**

Loans receivable as of December 31, 2001 are scheduled to mature and adjustable rate loans are scheduled to reprice as follows (in thousands):

	Under One Year	One to Five Years	Six to Ten Years	GT 10 Years	Total
Loans Secured by 1-4 Family Residential:					
Fixed Rate	$54	$2,879	$7,610	$59,300	**$69,843**
Other Loans Secured by Real Estate:					
Fixed Rate	58	2,127	3,546	5,526	**11,257**
Commercial Fixed Rate	286	-	124	273	**683**
All Other Loans	254	-	-	-	**254**
	$652	**$5,006**	**$11,280**	**$65,099**	**$82,037**

At December 31, 2001 and 2000, the Association had loans totaling approximately $179,000 and $320,000, respectively, for which impairment had been recognized. The allowance for loan losses related to these loans totaled $56,000 and $68,000 at December 31, 2001 and 2000, respectively. The amount of interest income that would have been recorded on loans in non-accrual status at December 31, 2001, had such loans performed in accordance with their terms, was approximately $8,000. Such interest forgone for the year ended December 31, 2000 was approximately $20,000.

In the ordinary course of business, the Association has and expects to continue to have transactions, including borrowings, with its officers and directors. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the Association.

Loans to such borrowers are summarized as follows (in thousands):

	December 31, 2001	2000
Balance, Beginning of Year	$ 1,454	$ 904
Additions	228	602
Payments and Renewals	(226)	(52)
Balance, End of Year	**$1,456**	**$1,454**

The Association's lending activity is concentrated within the metropolitan New Orleans area and surrounding parishes, with its major emphasis in the origination of permanent single-family dwelling loans. Such loans comprise the majority of the Association's loan portfolio.

NOTE F

ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at December 31, 2001 and 2000 consists of the following (in thousands):

	December 31, 2001	2000
Loans	$348	$311
Mortgage-Backed Securities	6	24
Collateralized Mortgage Obligations	277	304
Investments and Other	252	43
Totals	**$883**	**$682**

NOTE G

PREMISES AND EQUIPMENT

A summary of premises and equipment follows (in thousands):

	December 31, 2001	2000
Land	$781	$781
Buildings and Improvements	2,071	2,071
Furniture, Fixtures, and Equipment	637	526
	3,489	3,378
Accumulated Depr. and Amortization	(943)	(851)
	$2,546	**$2,527**

Depreciation expense for the years ended December 31, 2001, 2000, and 1999 was approximately $139,000, $137,000 and $112,000, respectively.

NOTE H

FORECLOSED REAL ESTATE

A summary of the activity of the Foreclosed Real Estate account follows (in thousands):

	December 31, 2001	2000
Balance - Beginning of the Year	$117	$ 14
Acquired in Settlement of Loans	363	109
Costs Capitalized	15	8
Sales of Foreclosed Real Estate	(495)	(14)
Totals	**$ -**	**$117**

Expenses applicable to foreclosed real estate consists of operating expenses, net of rental income. The Company incurred net expenses associated with foreclosed real estate of approximately $3,000 for the year ended December 31, 2001. For the years ended December 31, 2000 and 1999, the Company recognized net income associated with foreclosed real estate of approximately $2,000 and $24,000, respectively.

NOTE I

REAL ESTATE HELD-FOR-INVESTMENT

Real estate held for-investment, which consists of a multi-suite office building located on the property of a former branch location of the Association, is summarized below (in thousands):

	December 31,	
	2001	2000
Land	$226	$211
Buildings and Improvements	307	-
	533	211
Accumulated Depreciation	(1)	-
	$532	**$211**

Depreciation expense for each of the years ended December 31, 2001, 2000, and 1999 was $1,000, $2,000 and $3,000, respectively. Depreciation expense during 2001 was for the newly constructed multi-suite office building that was placed into service in November, 2001. Depreciation expense for the years 2000 and 1999 was for the former structure located on the property. During 2000, the Company transferred the remaining book value of the structure from Building and Improvements to Land.

The Company leased this property on a month-to-month basis for $1,600 per month. The lease was terminated in March 1999. Total rental income recognized was approximately $1,700 for the year ended December 31, 1999.

On February 20, 1998, in response to regulatory considerations, the Company purchased from the Association the former branch location and adjoining property for $453,000. The purchase price was based on the appraised value of the property at the time of the transaction. This inter-company transaction resulted in a gain to the association of approximately $178,000, which is eliminated for the purposes of these consolidated financial statements.

NOTE J

DEPOSITS

Deposit account balances at December 31, 2001 and 2000 are summarized as follows (in thousands):

	Weighted Average Rate at December 31,		Years Ended December 31, 2001		2000	
	2001	2000	Amount	Percent	Amount	Percent
Balance by Interest Rate:						
Demand Deposit Accounts	1.94%	4.64%	$ 7,910	11.12%	$ 3,185	5.41%
Regular Savings Accounts	2.75%	3.00%	20,042	28.16%	17,431	29.60%
Certificates of Deposit	4.34%	5.85%	43,217	60.72%	38,263	64.99%
			$71,169	100.00%	$58,879	100.00%
Certificate Accounts Maturing						
Under 12 months			$32,485	75.17%	$29,478	77.04%
12 months to 24 months			8,049	18.62%	6,387	16.69%
24 months to 36 months			2,180	5.04%	1,710	4.47%
36 months to 48 months			496	1.15%	251	0.66%
48 months to 60 months			7	.02%	437	1.14%
			$43,217	100.00%	$38,263	100.00%

The aggregate amount of deposits with a minimum balance of $100,000 was approximately $8,133,000 and $3,928,000 at December 31, 2001 and 2000, respectively.

Interest expense for each of the following periods is as follows (in thousands):

	Years Ended December 31,		
	2001	**2000**	**1999**
Certificates	$2,122	$2,094	$1,926
NOW Accounts	207	-	-
Passbook Savings	514	572	621
	$2,843	$2,666	$2,547

The Association held deposits of approximately $779,000 and $653,000 for officers and directors at December 31, 2001 and 2000, respectively.

NOTE K

ADVANCES FROM FEDERAL HOME LOAN BANK

Pursuant to collateral agreements with the Federal Home Loan Bank (FHLB), advances are secured by a blanket floating lien on first mortgage loans and certain pledged CMOs. Total interest expense recognized in 2001, 2000 and 1999, respectively, was $4,982,000, $3,209,000 and $2,674,000. Advances at December 31, 2001 and 2000 consisted of the following (in thousands):

Contract Rate	Advance Total 2001	Advance Total 2000
4.00% to 4.99%	$ 2,234	$ 3,273
5.00% to 5.99%	67,954	21,788
6.00% to 6.99%	9,077	24,130
7.00% to 7.99%	-	5,000
	$79,265	**$54,191**

Maturities of Advances at December 31, 2001 for each of the next five years are as follows (in thousands):

Years Ended December 31,	Amount
2002	$ 17,241
2003	23,098
2004	6,225
2005	10,205
2006	5,462
Thereafter	17,034
	$79,265

NOTE L

INCOME TAX EXPENSE

The provision for income taxes for 2001, 2000 and 1999 consists of the following (in thousands):

	Years Ended December 31,		
	2001	2000	1999
Current Tax Expense	$528	$603	$718
Deferred Tax Expense	61	63	32
	$589	**$666**	**$750**

The provision for Federal income taxes differs from that computed by applying Federal statutory rates to income (loss) before Federal income tax expense, as indicated in the following analysis (in thousands):

	Years Ended December 31,		
	2001	**2000**	**1999**
Expected Tax Provision at a 34% Rate	$750	$633	$722
Expected State Corporate Tax	(2)	9	8
Effect of Tax Exempt Income	(207)	(5)	(5)
Employee Stock Ownership Plan	53	20	25
Other	(5)	9	-
	$589	**$666**	**$750**

Deferred tax liabilities have been provided for the temporary differences related to unrealized gains on available-for-sale securities, deferred loan costs, depreciation, the allowance for loan losses and non-cash Federal Home Loan Bank dividends. Deferred tax assets have been provided for the temporary differences related to the Company's Recognition and Retention Plan and Employee Stock Ownership Plan, reserves for uncollected interest and late charges, deferred loan fees, and the allowance for losses on foreclosed real estate. The net deferred tax assets or liabilities in the accompanying consolidated balance sheets include the following components (in thousands):

	December 31,	
	2001	**2000**
Deferred Tax Assets		
Recognition and Retention Plan	$ 13	$ 13
Employee Stock Ownership Plan	87	80
Other	4	9
Total Deferred Tax Assets	104	102
Deferred Tax Liabilities		
FHLB Stock Dividends	302	235
Market Value Adjustment to Available-for-Sale Securities	950	666
Allowance for Loan Losses	183	187
Other	59	58
Total Deferred Tax Liabilities	1,494	1,146
Deferred Tax Liabilities - Net of Deferred Tax Assets	$1,390	$1,044

Included in retained earnings at December 31, 2001 and 2000 is approximately $3,800,000 in bad debt reserves for which no deferred Federal income tax liability has been recorded. These amounts represent allocations of income to bad debt deductions for tax purposes only. Reduction of these reserves for purposes other than tax bad-debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes, which would be subject to the then-current corporate income tax rate. The unrecorded deferred liability on these amounts was approximately $1,292,000 for December 31, 2001 and 2000, respectively.

NOTE M

EMPLOYEE STOCK OWNERSHIP PLAN

During 1997, GS Financial Corp. instituted an employee stock ownership plan (the "ESOP") that covers all employees of Guaranty Savings and Homestead Association who have completed one year of service and have attained the age of 21. The ESOP purchased the statutory limit of eight percent of the shares offered in the initial public offering of the Company (275,080 shares). This purchase was facilitated by a loan from the Company to the ESOP in the amount of $2,750,800. The loan is secured by a pledge of the ESOP shares. The shares pledged as collateral are reported as unearned ESOP shares in the balance sheets. The corresponding note is to be paid back in 40 equal quarterly payments of $103,000 on the last business day of each quarter, beginning June 30, 1997 at the rate of 8.5%. The note payable and the corresponding note receivable have been eliminated for consolidation purposes.

The Association may contribute to the plan, in the form of debt service, at the discretion of its board of directors. Dividends received on ESOP shares are either utilized to service the debt or credited to participant accounts at the discretion of the trustees of the Plan. Shares are released for allocation to plan participants based on principal and interest payments of the note. Compensation expense is recognized based on the number of shares allocated to plan participants each year and the average market price of the stock for the current year. Released ESOP shares become outstanding for earnings per share computations.

As compensation expense is incurred, the Unearned ESOP Shares account is reduced based on the original cost of the stock. The difference between the cost and average market price of shares released for allocation is applied to Additional Paid-in Capital. ESOP compensation expense was approximately $415,000, $377,000 and $355,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

The ESOP shares as of December 31, 2001 and 2000 were as follows:

	2001	2000
Allocated Shares	103,658	78,215
Shares Released for Allocation	28,132	28,132
Unreleased Shares	136,451	164,583
Total ESOP Shares	268,241	270,930
Fair Value of Unreleased Shares (in thousands)	**$2,039**	**$2,397**

Total ESOP shares decreased in 2001 and 2000 due to the liquidation of shares for employees who terminated their employment in 2001 and 2000.

NOTE N
RECOGNITION AND RETENTION PLAN

On October 15, 1997, the Company established a Recognition and Retention Plan (the "Plan") as an incentive to retain personnel of experience and ability in key positions. The Company approved a total of 137,540 shares of stock to be acquired for the Plan, of which 125,028 shares have been allocated for distribution to key employees and directors. As shares are acquired for the Plan, the purchase price of these shares is recorded as unearned compensation, a contra equity account. As the shares are distributed, the contra equity account is reduced.

During 1998, by unanimous approval of the Plan participants, the Plan was amended as a direct effort to reduce the Company's expenses resulting from the Plan. Prior to the amendment to the Plan, Plan share awards were earned by recipients at a rate of 20% of the aggregate number of shares covered by the Plan over five years. The amended Plan stipulates that Plan share awards are earned by recipients at a rate of 10% of the aggregate number of shares covered by the plan over ten years. If the employment of an employee or service as a non-employee director is terminated prior to the tenth anniversary of the date of grant of Plan share award for any reason (except for death, disability or retirement), the recipient shall forfeit the right to any shares subject to the award which have not been earned.

The total cost associated with the Plan is based on a per share value of $12.50, the market price of the Company's stock as of the date which the Plan was amended. This cost is being amortized over ten years. Compensation expense pertaining to the Recognition and Retention plan was $199,000, $156,000 and $156,000 for the years ended December 31, 2001, 2000, and 1999, respectively. The increased expense in 2001 was attributable to a lump sum distribution of the remaining awarded shares under the terms of the plan to a member of the Board of Directors who retired for health reasons.

A summary of the changes in restricted stock follows:

	Unawarded Shares	Awarded Shares
Balance at January 1, 2000	12,472	100,028
Purchased by Plan	-	-
Granted	-	-
Forfeited	-	-
Earned and Issued	-	(12,506)
Balance at December 31, 2000	12,472	87,522
Purchased by Plan	-	-
Granted	-	-
Forfeited	-	-
Earned and Issued	-	(16,038)
Balance at December 31, 2001	**12,472**	**71,484**

NOTE O
STOCK OPTION PLAN

In 1997, the Company adopted a stock option plan for the benefit of directors, officers, and other key employees. The number of shares of common stock reserved for issuance under the stock option plan was 343,850 shares, or ten percent of the total number of shares of common stock sold in the Company's initial public offering of its common stock.

The Plan also permits the granting of Stock Appreciation Rights ("SARs"). SARs entitle the holder to receive, in the form of cash or stock, the increase in the fair value of Company stock from the date of grant to the date of exercise. No SARs have been issued under the Plan.

On October 15, 1997, the Company granted a total of 275,076 options to directors, officers, and other key employees. Under the plan, the exercise price of each option cannot be less than the fair value of the underlying common stock as of the date of the option grant, and the maximum term is 10 years. Options vest over five years.

The Company accounts for the plan under the guidance of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*. No compensation costs have been recognized in the financial statements of the Company since the exercise option price cannot be less than market price of the stock at the date of the grant. However, SFAS No. 123, *Accounting for Stock-Based Compensation*, requires the disclosure of the compensation costs for stock-based incentives granted after January 31, 1995 based on the fair value at the grant date for awards. Applying SFAS No. 123 would result in pro forma net income and earnings per share amounts as follows:

	2001	2000	1999
Net Income (In thousands)			
As Reported	$1,617	$1,195	$1,375
Pro forma	1,407	985	1,165
Earnings Per Share			
As Reported			
Basic	$1.04	$.60	$.58
Diluted	1.04	.60	.58
Pro Forma			
Basic	$.90	$.50	$.49
Diluted	.90	.50	.49

The fair value of options granted on October 15, 1997 was estimated as of the date of the grant using the Black-Schole option-pricing model with the following assumptions: dividend yield of 1.59%; expected volatility of 16.2%; risk-free interest rate of 6.14%; and life of 9.88 years.

A summary of the status of the Company's stock option plan as of December 31, 2001, 2000, and 1999, and changes during the years ending on those dates is presented below:

	2001		2000		1999	
Fixed Options	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Outstanding at Beginning of Year	275,076	$17.18	275,076	$17.18	275,076	$17.18
Granted						
Exercised						
Forfeited						
Outstanding at End of Year	275,076	$17.18	275,076	$17.18	275,076	$17.18
Options Exercisable at Year-End	220,061	$17.18	176,507	$17.18	121,492	$17.18

The following table summarizes information about fixed stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding at 12/31/01	Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/01	Weighted-Average Exercise Price
$17.18	220,061	5.8	$17.18	220,061	$17.18

NOTE P

COMPREHENSIVE INCOME

Comprehensive income was comprised of changes in the Company's unrealized holding gains or losses on securities available-for-sale during 2001, 2000 and 1999. The following represents the tax effects associated with the components of comprehensive income.

	Years Ended December 31,		
	2001	2000	1999
Gross Unrealized Holding Gains (Losses) Arising During the Period	$1,215	$2,553	$(3,577)
Tax (Expense) Benefit	(413)	(868)	1,216
	802	1,685	(2,361)
Reclassification Adjustment for (Gains) Losses Included in Net Income	(377)	283	20
Tax Expense (Benefit)	128	(96)	(7)
	(249)	187	13
Net Unrealized Holding Gains (Losses) Arising During the Period	**$553**	**$1,872**	**$(2,348)**

NOTE Q

FEDERAL DEPOSIT INSURANCE CORPORATION IMPROVEMENT ACT OF 1991 (FDICIA) AND FINANCIAL INSTITUTIONS REFORM, RECOVERY AND ENFORCEMENT ACT OF 1989 (FIRREA)

FDICIA was signed into law on December 19, 1991. Regulations implementing the prompt corrective action provisions of FDICIA became effective on December 19, 1992. In addition to the prompt corrective action requirements, FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the Federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting and operations.

FIRREA was signed into law on August 9, 1989. Regulations for savings institutions' minimum capital requirements went into effect on December 7, 1989. In addition to its capital requirements, FIRREA includes provisions for changes in the Federal regulatory structure for institutions, including a new deposit insurance system, and restricted investment activities with respect to noninvestment grade corporate debt and certain other investments. FIRREA also increases the required ratio of housing-related assets in order to qualify as a savings institution.

The regulations require institutions to have a minimum regulatory tangible capital equal to 1.5% of adjusted total assets, a minimum 3% core/leverage capital ratio, a minimum 4% tier 1 risk-based ratio, and a minimum 8% total risk-based capital ratio to be considered "adequately capitalized." An institution is deemed to be "critically undercapitalized" if it has a tangible equity ratio of 2% or less. The ability to include qualifying supervisory goodwill for purposes of the core/leverage capital and tangible capital was phased out by July 1, 1995.

The following table sets out the Association's various regulatory capital categories at December 31, 2001 and December 31, 2000.

	2001		2000	
	Dollars (Thousands)	Percentage	Dollars (Thousands)	Percentage
Tangible Capital	$26,393	14.40%	$24,199	16.22%
Tangible Equity	26,393	14.40%	24,199	16.22%
Core/Leverage Capital	26,393	14.40%	24,199	16.22%
Tier 1 Risk-Based Capital	26,393	28.24%	24,199	38.87%
Total Risk-Based Capital	26,828	28.71%	24,619	39.54%

As of December 31, 2001, the most recent notification from the FDIC categorized the Association as "well capitalized" under the regulatory framework for prompt corrective action. To be "well capitalized", the Association must maintain minimum leverage capital ratios and minimum amounts of capital to "risk-weighted" assets, as defined by banking regulators.

NOTE R

REGULATORY CAPITAL

The following is a reconciliation of generally accepted accounting principles (GAAP) net income and capital to regulatory capital for the Association. The following reconciliation also compares the capital requirements as computed to the minimum capital requirements for the Association.

(in thousands)	**Net Income for the Year Ended December 31, 2001**	**Capital as of December 31, 2001**
Per GAAP	$1,578	$28,218
Total Assets		$186,002
Capital Ratio		15.17%

	Tangible Capital	Tangible Equity	Core/ Leverage Equity	Tier 1 Risk-Based Capital	Total Risk-Based Capital
Per GAAP	$28,218	$28,218	$28,218	$28,218	$28,218
Captial Required to be Reduced:					
Unrealized Gain on Securities Available-for-Sale	(1,825)	(1,825)	(1,825)	(1,825)	(1,825)
Allowance for Loan Losses	-	-	-	-	435
Regulatory Capital Measure	$26,393	$26,393	$26,393	$26,393	$26,828
Adjusted Total Assets	$183,238	$183,238	$183,238		
Risk-Weighted Assets				$93,459	$93,459
Capital Ratio	14.40%	14.40%	14.40%	28.24%	28.71%
Required Ratio	1.50%	2.00%	3.00%	4.00%	8.00%
Required Capital	$2,749		$5,497		$7,477
Excess Capital	$23,644		$20,896		$19,351

(in thousands)	**Net Income for the Year Ended December 31, 2000**	**Capital as of December 31, 2000**
Per GAAP	$1,096	$25,492
Total Assets		$151,175
Capital Ratio		16.86%

	Tangible Capital	Tangible Equity	Core/ Leverage Equity	Tier 1 Risk-Based Capital	Total Risk-Based Capital
Per GAAP	$25,492	$25,492	$25,492	$25,492	$25,492
Capital Required to be Reduced:					
Unrealized Gain on Securities Available-for-Sale	(1,293)	(1,293)	(1,293)	(1,293)	(1,293)
Allowance for Loan Losses	-	-	-	-	420
Regulatory Capital Measure	$24,199	$24,199	$24,199	$24,199	$24,619
Adjusted Total Assets	$149,217	$149,217	$149,217		
Risk-Weighted Assets				$62,260	$62,260
Capital Ratio	16.22%	16.22%	16.22%	38.87%	39.54%
Required Ratio	1.50%	2.00%	3.00%	4.00%	8.00%
Required Capital	$2,238		$4,476		$4,981
Excess Capital	$21,961		$19,723		$19,638

NOTE S

COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Association has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements.

COMMITMENTS TO EXTEND CREDIT

The Association is a party to credit related commitments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These consist of outstanding mortgage and construction loan commitments and commercial lines of credit. As of December 31, 2001 and 2000, outstanding mortgage, construction and commercial lines of credit commitments were approximately $2,340,000 and $955,000, respectively.

EMPLOYMENT CONTRACTS

The chief executive officer and the executive vice-president of the Association serve under employment contracts that were approved by the Board of Directors on February 13, 1997. The contracts were amended on February 8, 2001, to increase the base salaries and extend the term thereof to February 13, 2004.

OPERATING LEASES

During 2001, the Association entered into a lease for a Loan Production office. The lease has an initial term of 24 months with a rental rate of $1,000 per month. In addition, the Association leases an automobile under an operating lease that expires in July 2003. Total rent expense incurred under these leases amounted to $16,076, $4,713 and $0 for the years ended December 31, 2001, 2000, and 1999, respectively.

Future minimum rental payments are as follows:

Year Ending December 31,	Amount
2002	$ 20,076
2003	8,038
	$28,114

NOTE T

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Association is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets.

The Association's exposure to credit loss in the event of nonperformance by the other party to these financial instruments for commitments to extend credit is represented by the contractual notional amount of those instruments (see Note S). The Association uses the same credit policies making commitments as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The total commitment amount does not necessarily represent future cash requirements. The Association evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained varies and is based on management's credit evaluation of the counterparty.

NOTE U

CONCENTRATION OF CREDIT RISK

The Association's lending activity is concentrated within the southeastern part of Louisiana. In accordance with industry practices, the Association has deposits in other financial institutions for more than the insured limit. These deposits in other institutions do not represent more than the normal industry credit risk.

NOTE V

DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the value:

The carrying amount of cash and short-term investments approximate the fair value.

For investment securities, mortgage-backed securities, and collateralized mortgage obligations, fair value is based on quoted market prices.

For mortgage loan receivables the fair values are based on discounted cash flows using current rates at which similar loans with similar maturities would be made to borrowers with similar credit risks.

The fair value of savings deposits is calculated using average rates in the market place at the date of the financial statements.

For certificates of deposit, fair value is estimated based on current rates for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank are valued utilizing the cash flows set forth in the existing amortization schedules and current rates on similar advances.

The fair value of loan commitments is estimated using rates and fees that would be charged to enter similar agreements, taking into account (1) the remaining terms of the agreement, (2) the creditworthiness of the borrowers, and (3) for fixed rate commitments, the difference between current interest rates and committed rates. Estimated fair values of the financial instruments are as follows (in thousands):

	December 31, 2001		December 31, 2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and Short-Term Investments	$8,638	$8,638	$3,403	$3,403
Investment Securities	35,820	35,820	11,000	11,000
Mortgage-Backed Securities	885	885	4,115	4,115
Collateral Mortgage Obligations	52,087	52,087	53,745	53,745
Loans (Net of Allowance for Loan Loss)	81,611	83,904	74,480	73,674
Financial Liabilities				
Deposits	71,169	71,961	58,879	57,759
Advances from Federal Home Loan Bank	79,265	80,836	54,191	52,425
Unrecognized Financial Instruments				
Commitments to Extend Credit	575	619	400	398
Unfunded Construction Loan Commitments	1,690	1,775	554	533
Unfunded Commercial Lines of Credit	74	74	1	1

NOTE W

SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following sets forth condensed results of operations for 2001 and 2000 (dollar amounts in thousands, except per share data):

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest Income	$3,089	$3,445	$3,376	$3,190
Interest Expense	1,848	2,123	2,008	1,847
Net Interest Income	1,241	1,322	1,368	1,343
Provision for Loan Losses	13	-	2	9
Other Income	598	7	31	10
Other Expense	883	923	940	945
Income Tax Expense	335	124	131	(1)
Net Income	**$ 608**	**$ 282**	**$ 326**	**$ 400**
Net Income Per Common Share (1)				
Basic	$0.36	$0.17	$0.22	$0.28
Diluted	$0.36	$0.17	$0.22	$0.28
Dividends Per Share	$0.09	$0.09	$0.09	$0.09

(1) Quarterly per share amounts do not add to total for the year ended due to rounding.

2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest Income	$2,798	$2,822	$2,848	$2,794
Interest Expense	1,367	1,402	1,537	1,570
Net Interest Income	1,431	1,420	1,311	1,224
Provision for Loan Losses	-	-	7	-
Other Income	(58)	(196)	292	(167)
Other Expense	835	868	864	823
Income Tax Expense	206	133	272	55
Net Income	**$ 332**	**$ 223**	**$ 460**	**$ 179**
Net Income Per Common Share (1)				
Basic	$0.14	$0.11	$0.26	$0.11
Diluted	$0.14	$0.11	$0.26	$0.11
Dividends Per Share	$0.09	$0 .09	$0.09	$0.09

(1) Quarterly per share amounts do not add to total for the year ended due to rounding.

NOTE X

EARNINGS PER COMMON SHARE

Earnings per share are computed using the weighted average number of shares outstanding. Options to purchase 275,076 shares at $17.18 per share were outstanding during 2001, 2000, and 1999 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market value price of the common shares. The options were still outstanding at December 31, 2001. The Company had no other securities outstanding during the years ended December 31, 2001, 2000, or 1999 that would have a dilutive effect on earnings per share.

Average shares outstanding at December 31, 2001, 2000 and 1999 amounted to 1,555,260, 1,976,605 and 2,383,168, respectively.

NOTE Y

CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

GS FINANCIAL CORP.
CONDENSED FINANCIAL CONDITION
(Dollars in Thousands)

ASSETS

	December 31,	
	2001	2000
Cash and Cash Equivalents	$ 131	$ 254
Investments - Available-for-Sale, at Fair Value	871	238
Mortgage-Backed Securities - Available-for-Sale, at Fair Value	891	1,545
Investment in Subsidiary	28,218	25,492
Loan Receivable	1,718	1,947
Dividend Receivable from Subsidiary	3,000	8,035
Other Assets	777	468
	$35,606	$37,979

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Deferred Tax Liability	$ 15	$ 5
Other Liabilities	4	-
Stockholders' Equity	35,587	37,974
	$35,606	$37,979

GS FINANCIAL CORP. - Parent Company Only
STATEMENT OF OPERATIONS
(Dollars in Thousands)

	For The Years Ended December 31,		
	2001	2000	1999
INTEREST INCOME			
Mortgage-Backed Securities	$ 76	$ 128	$ 147
Dividend from Subsidiary	-	5,000	250
Loans	152	173	192
Investment Securities	26	19	63
Other Interest Income	6	39	27
Total Interest Income	260	5,359	679
NON-INTEREST INCOME			
Undistributed Earnings of Subsidiary	1,579	(3,904)	994
Income from Real Estate Held-for-Investment	5	-	2
Total Non-Interest Income	1,584	(3,904)	996
NON-INTEREST EXPENSES			
General and Administrative	70	59	68
Intercompany Personnel Expense	122	116	110
Taxes	16	20	34
Loss on Sale of Investments	-	10	13
Total Non-Interest Expenses	208	205	225
INCOME BEFORE INCOME TAX	1,636	1,250	1,450
PROVISION FOR INCOME TAX	19	55	75
NET INCOME	**$1,617**	**$1,195**	**$1,375**

GS FINANCIAL CORP. - Parent Company Only
STATEMENT OF CASH FLOWS
(Dollars in Thousands)

	For The Years Ended December 31,		
	2001	2000	1999
OPERATING ACTIVITIES			
Net Income	$ 1,617	$ 1,195	$ 1,375
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities			
Depreciation Expense	2	3	4
Loss on Sale of Investments	-	10	13
Equity in Undistributed Earnings of Subsidiary	(1,579)	3,904	(994)
Amortization of Investment Premium	15	4	13
Dividend on ARM Fund	(21)	(11)	(23)
Dividend on IMF Fund	(1)	(8)	(40)
Decrease in Accrued Interest Receivable	5	2	4
Decrease in Dividend Receivable from Subsidiary	5,035	3,335	-
Decrease in Tax Receivable	-	47	15
(Decrease) Increase in Deferred Income Tax	(2)	10	-
(Increase) Decrease in Other Assets	(4)	(8)	2
Increase (Decrease) in Accrued Income Tax	5	(1)	(91)
Net Cash Provided by Operating Activities	5,072	8,482	278
INVESTING ACTIVITIES			
Redemption of IMF Fund	-	200	536
(Investment) Redemption in ARM Fund	(481)	(60)	2,809
Investment in Other Equity Securities	(123)	(50)	-
Principal Paydowns Note Receivable GS Financial ESOP	229	238	215
Principal Paydowns on Mortgage-Backed Securities - Available-for-Sale	668	227	607
Investment in Real Estate	(316)	-	-
Net Cash (Used in) Provided by Investing Activities	(23)	555	4,167
FINANCING ACTIVITIES			
Purchase of Treasury Stock	(4,611)	(8,590)	(3,654)
Payment of Dividends	(561)	(763)	(846)
Net Cash (Used in) Financing Activities	(5,172)	(9,353)	(4,500)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(123)	(316)	(55)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	254	570	625
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 131	$ 254	$ 570

BOARD OF DIRECTORS

Donald C. Scott

Mr. Scott (Age 50) has served as President and Chief Executive Officer of the Company since February 1997 and President of the Association since March 1985; prior thereto, he served in various management and other positions at the Association. He has been a director since 1982.

Kenneth B. Caldcleugh

Mr. Caldcleugh (Age 52) is the President and Owner of The Cellars of River Ridge, a fine wine and spirit retail outlet in Louisiana. Prior thereto, Mr. Caldcleugh was the Vice President and Regional Manager of Glazer Companies of Louisiana (formerly Glazer Wholesale Spirit & Wine Distributors), from 1973 to 1996. He has been a director since 1996.

Stephen L. Cory

Mr. Cory (Age 52) is an insurance agent and President of the Cory, Tucker & Larrowe Agency in Metairie, Louisiana. He has been a director since 1995.

Bradford A. Glazer

Mr. Glazer (Age 46) is President of Glazer Enterprises, Inc., Cincinnati, Ohio, an independent freight agency for Landstar Ligon. Formerly, Mr. Glazer was Senior Vice President of Espy & Straus, Inc., Cincinnati, Ohio. Prior thereto, Mr. Glazer was the Chairman of Glazer Steel Corporation, in New Orleans, Louisiana (and Knoxville, Tennessee). He has been a director since 1991.

J. Scott Key

Mr. Key (Age 49) is the President and Chief Operating Officer of Kencoil, Inc. (previously D & S Industries), an electric motor coil manufacturer and its subsidiary Scott Armature, a provider of sales and services of electrical apparatus, in Belle Chasse, Louisiana. He has been a director since 1991.

Mannie D. Paine, Jr.

Dr. Paine (Age 85) is a retired physician. Dr. Paine has provided consulting services for various companies. He is a former Medical Director for Blue Cross of Louisiana, Medicaid and Pan American Insurance Company. He has been a director since 1976.

Bruce A. Scott

Mr. Scott (Age 49) is an attorney and has served as Executive Vice President of the Company since February 1997 and Executive Vice President of the Association since 1985. Mr. Scott also serves as legal counsel and Personnel Manager of the Association, and performs certain legal services for the Association and its borrowers in connection with real estate loan closings and receives fees from the borrowers in connection therewith. He has been a director since 1982.

Albert J. Zahn, Jr.

Mr. Zahn (Age 50) is a certified public accountant and president of the firm Al Zahn, CPA, A Professional Accounting Corporation. He has been a director since 1992.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Lettie R. Moll

Mrs. Moll has served as Vice President and Secretary of the Company since 1997 and Vice President and Secretary of the Association since March 1987 and March 1982, respectively.

Ralph E. Weber

Mr. Weber has primary responsibility for the Association's data processing requirements and has served as Vice President of the Company and the Association since February 1997 and March 1987, respectively.

BRANCH LOCATIONS



3798 Veterans Blvd., Metairie, LA



3915 Canal Street, New Orleans, LA



2111 N. Causeway Blvd., Mandeville, LA



1700 Veterans Blvd., Metairie, LA


GUARANTY SAVINGS
AND HOMESTEAD
ASSOCIATION
LOAN PRODUCTION OFFICE
1515 HWY 51 SOUTH

1515 Hwy. 51, Ponchatoula, LA

We're growing to meet our customers' needs...